Mail Stop 4561

April 18, 2008

Michael McAndrew, Chief Financial Officer
Black Box Corporation
1000 Park Drive
Lawrence, PA 15055

      Re: **Black Box Corporation**
               Form 10-K for the Fiscal Year Ended March 31, 2007
               Filed August 13, 2007
               File No. 000-18706

Dear Mr. McAndrew:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Mark P. Shuman
Branch Chief - Legal